UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

LIQUIDMETAL TECHNOLOGIES INC

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

53634 X 100

(CUSIP Number)

Tony Chung,  LIQUIDMETAL TECHNOLOGIES, INC.  30452 ESPERANZA  RANCHO SANTA MARGARITA,  California  92688  Phone : 949-635-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 05, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
STEIPP THOMAS W N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,000,000 shares of Common Stock, consisting of (i) 6,000,000 shares of Common Stock; and (ii) 1,000,000 shares of Common Stock issuable upon the conversion of 20,000 shares of Series A-1 Preferred Stock.

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000,000 shares of Common Stock, consisting of (i) 6,000,000 shares of Common Stock; and (ii) 1,000,000 shares of Common Stock issuable upon conversion of 20,000 shares of Series A-1 Preferred Stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.8%

14	TYPE OF REPORTING PERSON
IN

(a) In connection with the commencement of his employment and pursuant to a Restricted Stock Award Agreement dated August 5, 2010, Mr. Steipp was granted an aggregate of 6,000,000 restricted shares of Liquidmetal Technologies, Inc. common stock.

(b) Mr. Steipp purchased the 20,000 shares of Liquidmetal Technologies, Inc. Series A-1 Preferred Stock, convertible into shares of Liquidmetal Technologies, Inc. common stock on a fifty-for-one basis, from his personal funds.

(c) The 10.8% referenced above is based on 63,820,508 shares of the Issuer’s Common Stock issued and outstanding, as such information was provided by the Issuer to Mr. Steipp on August 5, 2010.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (the “Schedule 13D”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Liquidmetal Technologies, Inc., a Delaware corporation, whose principal executive offices are located at 30452 Esperanza, Rancho Santa Margarita, California, 92688 (the “Issuer”).

Item 2.	Identity and Background

(a)	This statement is filed on behalf of Thomas W. Steipp (“Mr. Steipp”).

(b)	Mr. Steipp’s business address is 30452 Esperanza, Rancho Santa Margarita, California, 92688.

(c)	Mr. Steipp is currently employed as the Chief Executive Officer of the Issuer.

(d)	During the last five years, Mr. Steipp has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Steipp has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the commencement of his employment and pursuant to a Restricted Stock Award Agreement dated August 5, 2010, Mr. Steipp was granted by the Issuer an aggregate of 6,000,000 restricted shares of the Issuer’s Common Stock. Mr. Steipp purchased the 20,000 shares of the Issuer’s Series A-1 Preferred Stock, convertible into shares of Common Stock on a fifty-for-one basis, from his personal funds.

Item 4.	Purpose of Transaction

On August 5, 2010, pursuant to a Restricted Stock Award Agreement Mr. Steipp was issued 6,000,000 shares of the Issuer’s Common Stock in connection with the commencement of his employment as the Issuer’s Chief Executive Officer, and Mr. Steipp purchased an additional 20,000 shares of the Issuer’s Series A-1 Preferred Stock, convertible into shares of Common Stock on a fifty-for-one basis, from his personal funds. These acquisitions were to ensure that Mr. Steipp’s interests were aligned with those of the Issuer and the Issuer’s stockholders.

(a)
As of the date hereof, Mr. Steipp does not have any plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

(b)
As of the date hereof, Mr. Steipp does not have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c)
As of the date hereof, Mr. Steipp does not have any plans or proposals which relate to or would result in the sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d)
As of the date hereof, Mr. Steipp does not have any plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)	As of the date hereof, Mr. Steipp does not have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

(f)	As of the date hereof, Mr. Steipp does not have any plans or proposals which relate to or would result in any other material change in the Issuer’s business or corporate structure.

(g)
As of the date hereof, Mr. Steipp does not have any plans or proposals which relate to or would result in changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h)
As of the date hereof, Mr. Steipp does not have any plans or proposals which relate to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)
As of the date hereof, Mr. Steipp does not have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)	As of the date hereof, Mr. Steipp does not have any plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
As of August 5, 2010, Mr. Steipp beneficially owned 7,000,000 shares of the Issuer’s Common Stock, of which 1,000,000 are issuable to Mr. Steipp upon the conversion of his 20,000 shares of the Issuer’s Series A-1 Preferred Stock. The 7,000,000 shares beneficially owned by Mr. Steipp represent approximately 10.8% of the shares of the Issuer’s Common Stock issued and outstanding, based on 63,820,508 shares of the Issuer’s Common Stock issued and outstanding, as such information was provided by the Issuer to Mr. Steipp on August 5, 2010.

(b)
Mr. Steipp has: (1) sole power to vote or to direct the vote of 7,000,000 shares of the Issuer’s Common Stock, of which 1,000,000 are issuable to Mr. Steipp upon the conversion of his 20,000 shares of the Issuer’s Series A-1 Preferred Stock; (2) shared power to vote or to direct the vote of 0 shares of the Issuer’s Common Stock; (3) sole power to dispose or to direct the disposition of 7,000,000 shares of the Issuer’s Common Stock, of which 1,000,000 are issuable to Mr. Steipp upon the conversion of his 20,000 shares of the Issuer’s Series A-1 Preferred Stock; and (4) shared power to dispose or to direct the disposition of 0 shares of the Issuer’s Common Stock.

(c)	Other than the August 5, 2010 transactions described in Item 3 of this Schedule 13D, Mr. Steipp has not effected any transactions in the Issuer’s Common Stock during the past sixty days.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
N/A	N/A	N/A

N/A

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock beneficially owned by Mr. Steipp.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Steipp and any other persons with respect to any Common Stock of the Issuer, including but not limited to transfer or voting of any Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2010	By:	/s/ Thomas W. Steipp
Individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)